UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUMIKIN BUSSAN KABUSHIKI KAISHA

(Name of Subject Company)

SUMIKIN BUSSAN CORPORATION

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Steel Trading Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Satoshi Kobayashi

Nippon Steel Trading Co., Ltd

Shin-Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo Japan 100-0004

Tel: +81-3-6225-3543

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of “Announcement about Execution of Merger Agreement Concerning Business Integration (Merger) Between Sumikin Bussan Corporation and Nippon Steel Trading Co., Ltd.”, dated April 26, 2013[1]

2	English translation of “Convocation Notice of the Annual Shareholders’ Meeting for the 90th Fiscal Year”, dated June 5, 2013

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the documents included as Exhibits 1 and 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Nippon Steel Trading Co., Ltd. has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on April 26, 2013.

[1]	Previously furnished to the Commission as part of Form CB on April 26, 2013.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Steel Trading Co., Ltd.

By:	/s/ Yasuhiro Imabayashi
Name:	Yasuhiro Imabayashi
Title:	Director & Managing Executive Officer

Date:	June 5, 2013